Exhibit 21.1

Ascendis Pharma A/S

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Ascendis Pharma GmbH	Germany
Ascendis Pharma, Inc.	Delaware, USA
Ascendis Pharma, Growth Disorders Division A/S	Denmark
Ascendis Pharma, Ophthalmology Division A/S	Denmark
Ascendis Pharma, Osteoarthritis Division A/S	Denmark
Ascendis Pharma, Circulatory Diseases Division A/S	Denmark